Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Income before income taxes	$2,320	$3,021	$1,272	$1,016	$1,820	$525
Less: Net income (loss) attributable to non-controlling interests(1)	(26)	(13)	22	(155)	364	16

Pre-tax income attributable to BlackRock, Inc.	2,346	3,034	1,250	1,171	1,456	509
Add: Fixed charges	174	209	104	102	80	25
Distributions of earnings from equity method investees	26	14	18	28	23	2
Less: (Losses) earnings from equity method investees	13	141	30	(294)	84	6

Pre-tax income before fixed charges	$2,533	$3,116	$1,342	$1,595	$1,475	$530

Fixed charges:
Interest expense	$128	$150	$68	$69	$52	$13
Interest expense on uncertain tax positions(2)	8	8	8	5	2	—
Portion of rent representative of interest	38	51	28	28	26	12

Total fixed charges	$174	$209	$104	$102	$80	$25

Ratio of earnings to fixed charges	14.6x	14.9x	12.9x	15.6x	18.4x	21.2x

(1)	Amount includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the condensed consolidated statements of income.